Filed by Metro Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Metro Bancorp, Inc.
Commission File No.: 001-36852

The following informational brochure will be available at all Metro Bank branch locations beginning on September 22, 2015:

"Two of Pennsylvania's finest banks will soon merge to create an even stronger bank, offering you more services and convenient locations than ever before. We look forward to getting to know you and to working together to achieve your financial goals."

Vincent J. Delie, Jr.
President & CEO F.N.B. Corporation
CEO, First National Bank

"First National Bank and Metro Bank share a commitment to unparalleled service. When we combine our resources, we will be able to provide an even broader range of sophisticated financial solutions to meet the unique needs of each customer."

Gary L. Nalbandian
Chairman/President/CEO
Metro Bancorp and Metro Bank

www.fnb-online.com
800.555.5455

www.my**metro**bank.com
888.937.0004

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

F.N.B. Corporation and Metro Bancorp, Inc. will file a joint proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

THE RESPECTIVE SHAREHOLDERS OF F.N.B. CORPORATION AND METRO BANCORP, INC. ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statements/prospectuses and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Metro Bancorp, Inc. have filed with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317; and free copies of the documents Metro Bancorp, Inc. has filed with the SEC by contacting Investor Relations (Sherry Richart), Metro Bancorp, Inc., 3801 Paxton Street, Harrisburg, PA 17111, telephone: (717) 412-6301.

F.N.B. Corporation and Metro Bancorp, Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of F.N.B. Corporation and Metro Bancorp, Inc. in connection with the proposed merger. Information concerning such participants' ownership of F.N.B. Corporation and Metro Bancorp, Inc. common shares will be set forth in the F.N.B. Corporation and Metro Bancorp, Inc. joint proxy statements/prospectuses relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.

Member FDIC

First National Bank

METRO BANK

GROWING STRONGER TO SERVE YOU BETTER

In August of 2015, Metro Bancorp, Inc., the holding company of Metro Bank, announced the intent to merge with F.N.B. Corporation, the holding company of First National Bank.

Upon completion of the merger, the Metro Bank name will change to First National Bank, but the friendly, knowledgeable service you have come to expect will remain.

ABOUT FIRST NATIONAL BANK

Established in 1864 in Western Pennsylvania, First National Bank (FNB) has always been guided by a passion for helping their customers and communities thrive. Today, FNB is one of the 50 largest bank holding companies in the U.S., and that commitment now extends across Pennsylvania and into Ohio, Maryland and West Virginia.

$19.6
BILLION ASSETS
OVER
300
BRANCHES
OVER
350
ATMs
1.7
MILLION CUSTOMERS

* Proforma on a combined basis.

FNB is known for superior performance and their dedication to customer service. In addition to an expanded branch network, as an FNB customer, you will also have access to a comprehensive range of money management solutions:

- Consumer Banking
- Corporate and Business Banking
- Wealth Management
- Insurance
- Consumer Finance

THE CUSTOMER EXPERIENCE

Following the merger you will continue to interact with local and knowledgeable professionals who tailor solutions for your complete financial picture – based not just on dollars and cents, but on the local challenges and opportunities that affect you most.

With an experienced, Pennsylvania-based executive leadership team, an emphasis on local decision-making and a proven commitment to economic development, FNB is well-positioned to have a positive impact on the region's customers and communities.

The neighborhoods where you live and work will benefit, too, from FNB's ongoing efforts to improve communities through monetary support, employee volunteerism and civic engagement.

So whether through your banking relationship or just as your neighbor, you can be sure FNB is invested in doing what's right.

WHAT TO EXPECT

Prior to the merger, Metro Bank and FNB will continue to operate as separate businesses. Although the Metro name and logo will change following the merger, you can expect business as usual throughout the merger process. Metro Bank and FNB will work together to ensure a seamless transition for all customers.

We know that you may have questions, and both banks are committed to providing consistent, up-to-date communications regarding your accounts. If our shareholders and the banking regulators approve the merger, our goal is complete the merger in the first quarter of 2016. As that time approaches, you will receive a comprehensive Welcome Guide detailing First National Bank product offerings and specific account instructions.

Pennsylvania
Ohio
West Virginia
Maryland
FNB Branch/ATM Locations
Metro Branch/ATM Locations